January 13, 2020

Chan Heng Fai
Chairman and Chief Executive Officer
HF Enterprises Inc.
4800 Montgomery Lane
Suite 210
Bethesda MD 20814

       Re: HF Enterprises Inc.
           Form S-1
           Filed December 23, 2019
           File No. 333-235693

Dear Mr. Heng Fai:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. We note your response to comment 11 of our letter dated December 10, 2018. Your disclosure currently states that this sole and exclusive forum provision will not apply in those instances where there is exclusive federal jurisdiction, including but not limited to actions arising under the Securities Act or the Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If you intend to exclude the exclusive forum
 Chan Heng Fai
HF Enterprises Inc.
January 13, 2020
Page 2
      provision from all actions arising under the Securities Act and the Exchange Act, please revise your disclosure and certificate of incorporation accordingly. Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Income (Expense), page 38

2. We note your disclosure that the Company had other expenses of $8,624,344 and
      $6,146,279 in the nine months ended September 30, 2019 and September 30, 2018, respectively. These amounts are inconsistent with your statements of operations on page
      F-2. Please revise to correct these discrepancies.
Item 16. Exhibits and Financial Statement Schedules
Exhibit 23.2 Independent Registered Public Accounting Firm's Consent, page II-3

3.    Please revise to include an updated auditors' consent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jorge Bonilla at 202-551-3414 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Sonia Barros at 202-551-3655 with any other questions.



                                                           Sincerely,
FirstName LastNameChan Heng Fai
                                                           Division of
Corporation Finance
Comapany NameHF Enterprises Inc.
                                                           Office of Real
Estate & Construction
January 13, 2020 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName